SOUTHWESTERN RESOURCES CORP.

FIRST QUARTER REPORT

FOR THE THREE
MONTHS ENDED
MARCH 31, 2007

management’s discussion and analysis

March 31, 2007 and 2006

GENERAL

This Management's Discussion and Analysis (“MD&A”) of Southwestern Resources Corp. (the “Company” or “Southwestern”) provides an analysis of Southwestern's financial results for the period ended March 31, 2007 and should be read in conjunction with the Company's interim and audited financial statements including the notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles, for the period ended March 31, 2007 and year ended December 31, 2006, respectively. This MD&A has taken into account information available up to and including May 7, 2007. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

Southwestern is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario, and trades on the Toronto Stock Exchange (“TSX”) under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements. The majority of the Company's joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

On April 5, 2007 the Company appointed Patrick Downey to its Board of Directors. Mr. Downey brings 25 years’ experience in the resource industry on four continents.

On May 1, 2007 the Company appointed Giovanni Susin as Vice President, Finance and Chief Financial Officer following the retirement of Parkash K. Athwal. Mr. Susin has been the Company's Controller since 2000. The Company and its Board of Directors thank Ms. Athwal for her many contributions to Southwestern's success over the past 13 years.

1       Southwestern Resources Corp.

OVERALL PERFORMANCE

As at March 31, 2007 Southwestern had a solid balance sheet with consolidated working capital of $55.2 million and no long-term debt.

The Company spent approximately $3.8 million on exploration during the first quarter of fiscal 2007, of which $1.6 million related to drilling, pre-feasibility and associated costs at the Boka Gold Project (“Boka”) located in Yunnan Province, China and $1.9 million to the advancement of the Accha-Yanque zinc project in southern Peru (through Southwestern's subsidiary, Zincore Metals Inc. (“Zincore”)).

BOKA GOLD PROJECT, CHINA

Resource drilling at Boka to the end of March 2007 totalled 91,000 metres in 249 holes. Over 90% of the drilling during the first quarter of 2007 has been to define the limits of the Boka 1 South gold deposit at a density of 50 by 50 metres. The resource definition drilling is being conducted as part of the ongoing pre-feasibility study.

Continued drilling on the Boka 1 South deposit has expanded the known gold mineralization a further 250 metres to the north. The deposit is still open and drilling is ongoing. In February 2007 the Company received results of three further drill holes from the continued resource expansion drilling at the Boka 1 South deposit. Highlights of these results included a 15 gram per tonne gold intersection over 30.4 metres. Included within this intersection was a higher grade zone of six metres grading 52.7 grams per tonne gold.

Regional exploration on several important gold-in-soil anomalies successfully identified a new gold zone, designated Boka 19, which is located about two kilometres southwest of the Boka 1 deposit. Extensive evaluation work performed at Boka 19 included trenching and tunnelling. Boka 19 gold mineralization is hosted within brecciated silicified carbonaceous shales in two parallel 10 to 20 metre thick shallow dipping zones extending over a strike length of 900 metres. Assay results from trenching show variable gold values, and 1.5 to 2.0 metre individual channel samples returned gold grades ranging between 0.1 grams per tonne gold to 38.7 grams per tonne gold. Within tunnel PD-1 a composite channel of nine metres returned an average grade of 8.6 grams per tonne gold and a composite channel sample in tunnel PD-2 over an interval of 3.8 metres graded 1.0 grams per tonne gold. Extensive surface evaluation work including numerous trenches has now been completed on Boka 19, and the drill program at this zone commenced in the second quarter of 2007. Management of the Company believes Boka 19 represents significant potential to increase the resource base at Boka.

YUNNAN GOLD JOINT VENTURE, CHINA

The Company (through a wholly-owned subsidiary) and its joint venture partner, Newmont Overseas Exploration Limited, completed the evaluation of a 62,000 square kilometre area of interest in Western Yunnan Province, China. In the first quarter of 2007 the joint venture expanded this area of interest to approximately 370,000 square kilometres, focusing mainly within the central Panxi rift underlain by Proterozoic rocks. Part of the exploration program

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within the expanded area of interest will focus on evaluating gold occurrences in carbonaceous schist and shales similar to those identified at Boka 1. The 2007 program will focus on evaluation of multiple gold in stream geochemical anomalies, bulk leach extractable gold sample follow-up and evaluation of numerous known gold occurrences.

LIAM PROJECT, PERU

The Liam Project is a 50/50 joint venture between Southwestern and Newmont Peru Limited and is comprised of 365,000 hectares of exploration concessions, which represents the largest single block of exploration ground in Peru. Located in the prolific Tertiary Volcanic Belt of southern Peru, about 170 kilometres northwest of Arequipa, the Liam Project area is underlain by 14 known gold and silver mineralized zones of various genetic types discovered during regional exploration. The area lies within the Peruvian Altiplano at an altitude of 4,470 to 5,370 metres and is accessible by road from the mining town of Orcopampa, which has an airstrip allowing for chartered aircraft access. It is a two-hour drive on well-maintained gravel roads from Orcopampa to the Liam Project area which is also accessible by a network of road systems from Lima.

Cerro Crespo/Cerro Quescha

The joint venture partners have completed 10,000 metres of drilling on this project, the results of which indicate that the northwest-southeast trending Cerro Crespo ridge is entirely mineralized. The ridge is comprised of hydrothermal and magmatic breccias containing pervasive alunite and vuggy silica. On the top of the ridge, in high-grade silver zones, abundant black acanthite (silver sulphide) is observed in the breccias and an intersection of 2,110 grams per tonne silver over 1.5 metres was returned in one of the Cerro Crespo drill holes. The Cerro Crespo mineralized zone was block modeled and preliminary pit shells generated. Under an open pit mining scenario, the waste to ore strip ratio would be very low.

Cerro Queshca is located approximately one kilometre north of Cerro Crespo and is comprised of six zones of outcropping gold/silver mineralization associated with typical high sulphidation vuggy silica. In places the Queshca gold mineralization is high grade in zones associated with late hematite fracture fillings. Drilling has shown the six zones to be isolated, and these zones are possibly remnants of an eroded much larger high sulphidation epithermal system.

The Company plans to complete a National Instrument 43-101 mineral resource estimate on Cerro Crespo/Cerro Queshca and complete further metallurgical testing.

Numa West

Numa West was discovered in 2006 during regional exploration in the northeast corner of the Liam Project exploration concessions. The partners consider Numa West to be a highly significant silver prospect and are working toward fast tracking the first phase drilling program. Silver and lead/zinc mineralization at Numa West occurs within a 2,500-metre-long breccia zone within limestones, and geochemistry suggests that it is epithermal in nature. The breccia varies from 5 to 50 metres in width, and there is also potential that mantoe-type mineralized zones

3       Southwestern Resources Corp.

occur at depth within favourable horizons. It appears that the breccia structure is vertical. Rock chip sampling along the length of the breccia zone returned exceptional silver grades with high lead and zinc in places. A total of 163 rock chip samples were collected within the breccia zones and assayed at an average of 460 grams per tonne silver. This is an exceptionally high silver value for such an extensive zone. All of the breccia seen at surface is oxidized, and well developed limonite/goethite zones after extensive sulphides are common.

The joint venture partners have secured an access agreement with the local community and have now submitted an application for a drilling permit. During March 2007 a program involving extensive trenching, channel sampling and induced polarization geophysics was initiated and is anticipated to be completed during the second quarter of 2007. Once the drilling permit is received, drill rigs will be mobilized to site. It is anticipated that the drilling program will start in the second quarter of 2007.

Huacullo

The Huacullo area is underlain by an area of low sulphidation veins and breccias trending northwest-southeast and hosted in the Alpabamba volcanics. Five separate vein/breccia systems have been identified, the largest extending for 2,000 metres and varying between 1 to 20 metres in width. Vein textures and trace element geochemistry are similar to veins being mined in the district.

Four drill holes spaced 150 to 700 metres apart were completed on the largest vein, and one hole was drilled in each of the four other veins. Results from this phase of drilling were positive with one hole in the southernmost vein system returning an intersection of 1.05 metres grading 22.4 grams per tonne gold and 70.60 grams per tonne silver. Several other holes contained narrow (0.45 to 1.62 metres) intersections of over 100 grams per tonne silver. Follow-up drilling will be conducted in 2007.

Pacapausa

Pacapausa comprises 7,933 hectares of exploration concessions located immediately south of the Explorador Mine operated by Hochschild Mining PLC. The Property is 100% owned by Southwestern, subject to an option agreement with Minera Oro Vega (“Oro Vega”), the Peruvian subsidiary of International Minerals Corporation, under which Oro Vega can earn a 70% interest in the Project by meeting certain work commitments, completing a feasibility study and financing the Project into production.

Five main targets have been defined on the Property, each consisting of silver and gold mineralization within vein, stockwork and breccia zones. The Principal Zone represents the main area of mineralization and has been sampled extensively by the Company and Oro Vega. The southern half of the Principal Zone is underlain by a stockwork/breccia outcropping over an area of 350 by 150 metres. Surface sampling has defined several areas of high-grade silver.

Eleven drill holes totalling 2,082 metres were completed during the first quarter. Highlights of the results include: 10.8 metres of 212 grams per tonne silver in hole PACA-009; 1.5 metres of

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548 grams per tonne silver in hole PACA-001; and 4.8 metres of 100 grams per tonne silver in PACA-005. For further details see the news release dated April 26, 2007.

ACHA-YANQUE ZINC BELT

Southwestern's subsidiary, Zincore, recently initiated a 20,000-metre drill program at the Accha deposit as part of a pre-feasibility study that is expected to be completed in 2007. Early drill results announced by Zincore and initial metallurgical tests are very encouraging.

ANTAY PROJECT, PERU

The Antay copper-molybdenum porphyry project, comprised of 50,000 hectares of exploration concessions, is situated within the Tintaya-Bambas Copper-Gold Belt and is accessible by road from Cuzco located about 150 kilometres northwest of the Antay Project area. Antay is 100% owned by Southwestern and is subject to a joint venture agreement with Anglo American Exploration Peru S.A. (“Anglo”). Under the terms of the joint venture agreement, Anglo can earn up to a 70% interest in the Project by completing a bankable feasibility study and subscribing for common shares of Southwestern in a total aggregate amount of US$5 million (to date 116,262 Southwestern common shares for aggregate subscription proceeds equalling US$1 million have been issued to Anglo pursuant to this agreement).

During the first quarter of 2007 Anglo continued its efforts to finalize an access agreement with the local community over the Sayta porphyry which is situated in the northern section of the Antay Project.

RESULTS OF OPERATIONS

The consolidated net loss for the three month periods ended March 31, 2007 and 2006 was $1.1 million or $0.02 per share and $3.7 million or $0.08 per share, respectively. The decrease in the current three month period net loss was due to a $3.3 million gain realized on the sale of common shares of Lake Shore Gold Corp. (“Lake Shore”) that were held by Southwestern, which was partially offset by higher operating expenses.

Effective January 1, 2007 the Company changed its practice of reporting stock-based compensation on a separate line in the Consolidated Statements of Loss and Deficit to a method of allocating the expense to i) salaries to employees, ii) consulting fees, and to iii) general exploration for individuals involved in exploration work. The allocation for the three month periods ended March 31, 2007 and 2006 were as follows:

			March 31, 2007			March 31, 2006
	Southwestern	Zincore	Total	Southwestern	Zincore	Total
SALARIES AND BENEFITS	$469,521	$80,468	$549,989	$899,185	Nil	$899,185
CONSULTING	707,178	146,469	853,647	1,163,944	Nil	1,163,944
GENERAL EXPLORATION	1,240,563	108,964	1,349,527	437,482	Nil	437,482
TOTAL STOCK-BASED
COMPENSATION	$2,417,262	$335,901	$2,753,163	$2,500,611	Nil	$2,500,611

5       Southwestern Resources Corp.

The stock-based compensation expense was calculated using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $3.41 (March 31, 2006 – $6.00) for each option grant was estimated using the following assumptions: no dividends are to be paid; expected volatility of 54% (March 31, 2006 – 54%); risk-free interest rate of 4.0% (March 31, 2006 – 4.0%) and expected life of 3.5 years (March 31, 2006 – 3.5 years).

General and administrative expenses decreased by $391,000 during the three months ended March 31, 2007. The decrease was the result of lower stock-based compensation expense included in salaries and consulting fees, which was partially offset by an increase in shareholder information and office costs relating to the consolidation of Zincore's expenditures.

Foreign exchange gains and losses result primarily from the translation of U.S. dollar denominated monetary assets to Canadian dollars. The Company maintains sufficient U.S. dollar reserves to fund foreign exploration expenditures over the short term. A foreign exchange loss of $104,000 was recorded during the quarter ended March 31, 2007 compared with a loss of $23,000 for the same period in 2006 due to a slight strengthening in the Canadian dollar.

General exploration expense relates to expenditures of a generative nature along with some of the costs of maintaining the Company's foreign exploration offices. There was an increase of $1,556,000 during the current quarter due to an allocation for stock-based compensation expense for grants to exploration personnel.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies and was higher in the three months ended March 31, 2007 due to higher interest rates in comparison to the same period last year.

During the quarter ended March 31, 2007, the Company recorded a gain of $3,346,000 on the sale of its investment in Lake Shore. The Company sold two million shares of Lake Shore for proceeds of $4.9 million.

Equity in operations of affiliated companies (March 31, 2007 – $59,000; March 31, 2006 –$33,000) represents the Company's share of net losses for the reporting period in a significantly influenced company.

Non-controlling interest of $434,000 represents the minority share of net losses of Zincore for the three months ended March 31, 2007.

QUARTERLY FINANCIAL INFORMATION

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements.

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C$ in thousands except per share amounts
Fiscal Quarter ended	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
INTEREST AND OTHER INCOME	636	677	537	607
NET (LOSS) GAIN	(1,063)	6,424	(1,369)	(2,830)
(LOSS) GAIN PER SHARE* –
BASIC AND DILUTED	(0.02)	0.14	(0.03)	(0.06)

Fiscal Quarter ended	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
INTEREST AND OTHER INCOME	512	460	289	292
NET LOSS	(3,675)	(779)	(2,081)	(4,348)
LOSS PER SHARE*	(0.08)	(0.02)	(0.05)	(0.10)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the quarters. The main difference in the first quarters was due to a gain on the sale of an investment recorded in March 2007 whereas the difference in the second quarter was due to lower stock-based compensation and a dilution gain on shares issued by Superior Diamonds Inc. (“Superior”) in 2006. The variation between the third and fourth quarters is mainly due to higher gains from the sale of investments, a large gain on dilution of the Company's investment in Zincore, higher interest income, and lower foreign exchange losses in 2006.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Southwestern is not in commercial production on any of its mineral properties, and accordingly it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in excellent financial condition with no long-term debt and working capital as at March 31, 2007 of $55.2 million.

The Company expended $2.0 million on net operating activities during the period ended March 31, 2007, compared with $1.1 million over the same period in 2006. The increase in 2007 relates mainly to higher general and administrative costs and general exploration as a result of the impact of consolidating the operations of Zincore.

The Company had net proceeds of $2 million from investing activities during the three months ended March 31, 2007 compared with cash used in investing activities of $3.5 million during the same period in 2006. The Company expended $4.6 million on mineral property and related deferred costs in China and Peru. The majority of these expenditures were incurred on the Boka Gold Project in China and the Accha-Yanque Project in Peru. A total of $517,000 was expended on the acquisition of shares in Superior and a further $113,000 on capital assets. The Company received proceeds of approximately $4.9 million from the sale of Lake Shore shares and $2.3 million from the redemption of short-term investments. During the same period in 2006 the Company expended $3.3 million on mineral property and related deferred costs and $191,000 on capital assets.

7       Southwestern Resources Corp.

The carrying value of mineral properties increased by $3.8 million as a result of exploration expenditures of $1.6 million on the Boka Gold Project, and a further $2.2 million on projects in Peru.

During the three month period ended March 31, 2007, the Company purchased 620,600 of its common shares at a cost of $4,968,000 pursuant to its normal course issuer bid. A total of 448,200 shares, including 41,200 purchased in 2006, were cancelled, resulting in a loss of $1,803,000 which was charged directly to deficit.

Due to the adoption of new accounting standards (see “Changes in Accounting Policies”) effective January 1, 2007, the Company now measures assets classified as available-for-sale at fair value and includes resulting unrealized gains and losses on a new Consolidated Statement of Comprehensive Income. A total of $1,151,000 was recorded as unrealized gains on available-for-sale investments for the period ended March 31, 2007. The accumulated other comprehensive income of $2,974,000 reported on the consolidated balance sheet includes an adjustment for cumulative unrealized gains on available-for-sale investments at January 1, 2007 of $3,428,000 which is reduced by a realized portion of $1,605,000 relating to the sale of Lake Shore common shares and an additional unrealized gain of $1,151,000 as noted above.

The Company has commitments totalling $1,737,000 over five years (2007 – $362,000; 2008 to 2009 – $482,000 per year; 2010 – $391,000; 2011 – $20,000) pertaining to leasehold obligations of Southwestern and Zincore. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

As a result of consolidating Zincore in its current year balance sheet, Southwestern recorded a $10.4 million non-controlling interest in Zincore as at March 31, 2007.

OUTSTANDING SHARE CAPITAL

As at April 30, 2007 there were 45,447,000 common shares issued and 45,188,000 common shares outstanding and the following stock options:

	Number of
Exercise	Options
Price	Outstanding
Range	(000	’s)
$1.00-$5.79	393
$5.80-$10.59	2,086
$10.60-$15.39	1,352
$15.40-$20.19	272
	4,103

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

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RELATED PARTY TRANSACTIONS

During the period ended March 31, 2007, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $133,000 (March 31, 2006 – $127,000). The Company received management fees totalling $19,000 (March 31, 2006 – $18,000) from affiliated companies (Lake Shore and Superior). These are companies related by way of directors in common and/or a management services agreement. There was also a total of $24,000 due to Southwestern from Lake Shore and Superior.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, advances and other receivables, short-term investment, investments and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007 the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. Investments in significantly influenced affiliates are classified as held-to-maturity, which are measured at amortized cost. The Company has classified its investments in public companies (other than those that the Company has significant influence in) as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold. Previously investments in these public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy results in a $3,428,000 increase in the carrying value of investments in public companies as at January 1, 2007, representing the cumulative unrealized gain at that time.

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Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports unrealized gains and losses on financial assets classified as available-for-sale on a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, has been added to the shareholders' equity section of the consolidated balance sheet.

CORPORATE GOVERNANCE

The Company's Board of Directors follow recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of six individuals, four of whom are neither officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of three directors who are independent of management. Two of the three Audit Committee members are professional accountants.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

As required by Multilateral Instrument 52-109, management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company, and internal control over financial reporting to provide reasonable assurance regarding the integrity of the Company's financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure and Stock Trading Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information. The Company has also undertaken the task of evaluating the effectiveness of internal control over financial reporting and disclosure controls and procedures in order to comply with certification requirements of sections 404 and 302 of the Sarbanes-Oxley Act.

The Company's management, with the participation and under the supervision of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. Internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting.

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An evaluation of the effectiveness of the Company's disclosure controls and procedures was conducted as of December 31, 2006. Based upon the results of that evaluation, the Company's CEO and CFO concluded that as of the end of the period covered by that report, the Company's disclosure controls and procedures were effective in providing reasonable assurance that the material information relating to the Company was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods. The Company's management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal control over financial reporting during the three month period ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

RISKS AND UNCERTAINTIES

The specifics of the Company's “risks” are detailed in disclosures with the heading “Risk Factors” in the Company's periodic filings with securities regulators.

SUBSEQUENT EVENT

In April 2007 the Company sold 500,000 common shares of Zincore for gross proceeds of $350,000. As a result of this transaction the Company’s 50.4% interest in Zincore was reduced to 49.7% . Effective April 2007 the Company will account for its investment in Zincore using the equity method of accounting as the Company no longer controls Zincore but has significant influence.

OUTLOOK

The Company's business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage management's knowledge and technical expertise through joint venture agreements with major mining companies. Southwestern has been able to lead the way in developing highly prospective exploration projects in emerging countries. The Company will continue to focus the majority of its exploration activities in China and Peru and to seek opportunities to form additional joint ventures in order to reduce shareholder risk. With its current treasury the Company is well positioned to complete planned exploration and development programs and is also in an advantageous position to seek new opportunities.

ADDITIONAL INFORMATION

Additional information is provided in the Company's interim financial statements for the period ended March 31, 2007, the audited consolidated financial statements for the year ended December 31, 2006 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

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consolidated balance sheets

	March 31	December 31
Unaudited (C$ in thousands)	2007	2006
A S S E T S
CURRENT
CASH AND CASH EQUIVALENTS	$52,738	$57,688
SHORT-TERM INVESTMENT	3,459	5,784
EXPLORATION ADVANCES AND OTHER RECEIVABLES	464	452
	56,661	63,924
OTHER ASSETS	75	75
PROPERTY, PLANT AND EQUIPMENT (note 3)	1,014	968
MINERAL PROPERTIES (note 4)	54,400	50,555
INVESTMENTS (note 5)	6,322	4,404
	$118,472	$119,926
L I A B I L I T I E S
CURRENT
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$1,457	$2,173
NON-CONTROLLING INTEREST (note 10)	10,360	10,627
S H A R E H O L D E R S ’ E Q U I T Y
SHARE CAPITAL (note 6b)	176,074	179,239
CONTRIBUTED SURPLUS (note 6e)	26,176	23,590
ACCUMULATED OTHER COMPREHENSIVE INCOME (note 6f)	2,974	–
DEFICIT	(98,569)	(95,703)
	106,655	107,126
	$118,472	$119,926

See accompanying notes to consolidated financial statements

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consolidated statements of loss and deficit

	Three Months	Three Months
	Ended	Ended
	March 31	March 31
Unaudited (C$ in thousands except per share amounts)	2007	2006
E X P E N S E S
GENERAL AND ADMINISTRATIVE (note 9)	$2,855	$3,246
AMORTIZATION	12	14
FOREIGN EXCHANGE LOSS	104	23
GENERAL EXPLORATION	2,449	893
LOSS BEFORE UNDERNOTED ITEMS	(5,420)	(4,176)
INTEREST AND OTHER INCOME	636	512
GAIN ON SHARES ISSUED BY
AFFILIATED COMPANIES (note 5)	–	22
GAIN ON SALE OF INVESTMENT (note 5)	3,346	–
EQUITY IN OPERATIONS OF
AFFILIATED COMPANIES (note 5)	(59)	(33)
NET LOSS BEFORE NON-CONTROLLING
INTEREST	(1,497)	(3,675)
NON-CONTROLLING INTEREST (note 10)	434	–
NET LOSS FOR THE PERIOD	(1,063)	(3,675)
DEFICIT AT BEGINNING OF PERIOD	(95,703)	(93,340)
LOSS ON REPURCHASE AND CANCELLATION
OF OWN SHARES (note 6)	(1,803)	–
DEFICIT AT END OF PERIOD	$(98,569)	$(97,015)
LOSS PER SHARE – BASIC AND DILUTED	$(0.02)	$(0.08)
WEIGHTED-AVERAGE NUMBER OF
SHARES OUTSTANDING	45,650,648	46,058,750

See accompanying notes to consolidated financial statements

consolidated statements of comprehensive income (loss)

	Three Months	Three Months
	Ended	Ended
	March 31	March 31
Unaudited (C$ in thousands)	2007	2006
NET LOSS FOR THE PERIOD	$(1,063)	$(3,675)
OTHER COMPREHENSIVE INCOME:
UNREALIZED GAIN ON AVAILABLE FOR-SALE INVESTMENT	1,151	–
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$88	$(3,675)

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consolidated statements of cash flows

	Three Months	Three Months
	Ended	Ended
	March 31	March 31
Unaudited (C$ in thousands)	2007	2006
O P E R A T I N G A C T I V I T I E S
NET LOSS FOR THE PERIOD	$(1,063)	$(3,675)
ITEMS NOT INVOLVING CASH
AMORTIZATION	12	14
STOCK-BASED COMPENSATION	2,753	2,501
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	–	(22)
NON-CONTROLLING INTEREST	(434)	–
GAIN ON SALE OF INVESTMENT	(3,346)	–
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	59	33
	(2,019)	(1,149)
CHANGE IN NON-CASH OPERATING WORKING
CAPITAL ITEMS:
DECREASE IN EXPLORATION ADVANCES
AND OTHER RECEIVABLES	102	20
DECREASE IN ACCOUNTS PAYABLE
AND ACCRUED CHARGES	(19)	(86)
CASH USED IN OPERATING ACTIVITIES	(1,936)	(1,215)
I N V E S T I N G A C T I V I T I E S
MINERAL PROPERTY EXPENDITURES	(4,602)	(3,264)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(113)	(191)
DECREASE IN SHORT-TERM INVESTMENTS	2,325	–
INCREASE IN INVESTMENTS	(517)	–
SALE OF INVESTMENT	4,861	–
CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES	1,954	(3,455)
F I N A N C I N G A C T I V I T I E S
SHARES ISSUED	–	564
SHARES REPURCHASED	(4,968)	–
CASH (USED IN) / PROVIDED BY FINANCING ACTIVITIES	(4,968)	564
DECREASE IN CASH AND CASH EQUIVALENTS
DURING THE PERIOD	(4,950)	(4,106)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	57,688	63,809
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$52,738	$59,703
CASH AND CASH EQUIVALENTS CONSIST OF:
CASH	$45,544	$50,859
SHORT-TERM INVESTMENTS	7,194	8,844
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$52,738	$59,703

S U P P L E M E N T A L C A S H F L O W I N F O R M A T I O N (note 11)
See accompanying notes to consolidated financial statements

Southwestern Resources Corp.        14

notes to consolidated financial statements

MARCH 31, 2007 AND 2006

Unaudited (All tabular amounts are in thousands of dollars)

1. BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2006, except for the items discussed in note 2 below. These financial statements should be read in conjunction with those annual financial statements and notes thereto. Accordingly they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three month periods ended March 31, 2007 and 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007 the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

15       Southwestern Resources Corp.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. Investments in significantly influenced affiliates are classified as held-to-maturity, which are measured at amortized cost. The Company has classified its investments in public companies (other than those that the Company has significant influence in) as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investment is sold. Previously investments in these public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy results in a $3,428,000 increase in the carrying value of investments in public companies as at January 1, 2007, representing the cumulative unrealized gain at that time (see note 6f).

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated other comprehensive income for the three month period ended March 31, 2007 are disclosed in note 6f.

3 . PROPERTY, PLANT AND EQUIPMENT

As at March 31			2007
		Accumulated	Net Book
	Cost	Amortization	Value
OFFICE AND OTHER EQUIPMENT	$989	$632	$357
COMPUTER EQUIPMENT	999	733	266
VEHICLES	962	571	391
	$2,950	$1,936	$1,014
As at December 31			2006
		Accumulated	Net Book
	Cost	Amortization	Value
OFFICE AND OTHER EQUIPMENT	$931	$616	$315
COMPUTER EQUIPMENT	945	714	231
VEHICLES	962	540	422
	$2,838	$1,870	$968

Southwestern Resources Corp.        16

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $55,044 (March 31, 2006 – $40,758) during the period.

4 . MINERAL PROPERTIES

A)

	March 31	December 31
	2007	2006
C H I N A
BOKA	$37,611	$35,967
YUNNAN GOLD	859	857
OTHER	586	586
T O T A L C H I N A	39,056	37,410
P E R U
LIAM	5,232	5,138
ACCHA-YANQUE	4,958	3,108
BAMBAS WEST	738	738
BAMBAS COPPER	1,036	974
ANTAY	964	960
PACAPAUSA	263	262
OTHER	2,153	1,965
T O T A L P E R U	15,344	13,145
T O T A L	$54,400	$50,555

B) For the period ended March 31, 2007, the significant expenditures were as follows:

	Boka	Liam	Accha-Yanque	Other	Total
BALANCE, BEGINNING OF PERIOD	$35,967	$5,138	$3,108	$6,342	$50,555
PROPERTY ACQUISITION
AND MAINTENANCE	6	1	1	133	141
ANALYTICAL	108	7	55	(2)	168
GEOLOGY	794	82	666	47	1,589
DRILLING	650	–	981	–	1,631
RESEARCH	5	2	15	2	24
PROJECT ADMINISTRATION	81	2	132	77	292
BALANCE, END OF PERIOD	$37,611	$5,232	$4,958	$6,599	$54,400

For the year ended December 31, 2006, the significant expenditures were as follows:

	Boka	Liam	Accha-Yanque	Other	Total
BALANCE, BEGINNING OF YEAR	$25,596	$3,194	$1,256	$4,833	$34,879
PROPERTY ACQUISITION
AND MAINTENANCE	17	361	200	534	1,112
ANALYTICAL	346	56	94	135	631
GEOPHYSICS	21	33	-	46	100
GEOLOGY	3,718	1,341	1,152	1,524	7,735
DRILLING	5,820	111	279	28	6,238
RESEARCH	26	15	46	22	109
PROJECT ADMINISTRATION	423	27	81	4	535
PROPERTY COSTS WRITTEN OFF	–	–	–	(593)	(593)
COST RECOVERY	–	–	–	(191)	(191)
BALANCE, END OF YEAR	$35,967	$5,138	$3,108	$6,342	$50,555

17       Southwestern Resources Corp.

5. INVESTMENTS

A)

			March 31
			2007
			Quoted
		Carrying	Market
	Ownership %	Value	Value
SUPERIOR DIAMONDS INC. – SIGNIFICANTLY
INFLUENCED AFFILIATE	17.7	$2,378	$5,007
OTHER INVESTMENT	–	3,944	3,944
		$6,322	$8,951
			December 31
			2006
			Quoted
		Carrying	Market
	Ownership %	Value	Value
SUPERIOR DIAMONDS INC. – SIGNIFICANTLY
INFLUENCED AFFILIATE	14.8	$1,919	$3,082
OTHER INVESTMENTS	–	2,485	5,913
		$4,404	$8,995

During the three month period ended March 31, 2007, the Company sold all of its common shares of Lake Shore Gold Corp. (“Lake Shore”) and recorded a gain of $3,345,785. As well, during the same period the Company purchased 1,361,000 common shares of Superior Diamonds Inc. (“Superior”) at a cost of $517,195.

B)

	For the Three Months Ended		For the Three Months Ended
		March 31, 2007		March 31, 2006
	Gain on	Equity in	Gain on	Equity in
	shares issued	operations of	shares issued	operations of
	by affiliated	affiliated	by affiliated	affiliated
	companies (i)	companies (ii)	companies (i)	companies (ii)
SUPERIOR DIAMONDS INC.	$–	$(59)	$22	$(33)
	$–	$(59)	$22	$(33)

(i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

(ii) Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

Southwestern Resources Corp.        18

6. SHARE CAPITAL
A) AUTHORIZED UNLIMITED COMMON SHARES WITH OUT PAR VALUE.
B) ISSUED AND OUTSTANDING DURING THE PERIOD:
							For the Three Months Ended
									March 31, 2007
							Number of
	Number of			Treasury			Shares
	Shares Issued			Shares			Outstanding
	(000	’s)	Amount	(000	’s)	Amount	(000	’s)	Amount
BEGINNING OF PERIOD	45,895		$179,571	41		$332	45,854		$179,239
SHARES PURCHASED	–		–	621		4,968	(621)		(4,968)
CANCELLED SHARES	(448)		(1,753)	(448)		(3,556)	–		1,803
END OF PERIOD	45,447		$177,818	214		$1,744	45,233		$176,074

							For the Year Ended
							December 31, 2006
							Number of
	Number of			Treasury			Shares
	Shares Issued			Shares			Outstanding
	(000	’s)	Amount	(000	’s)	Amount	(000	’s)	Amount
BEGINNING OF YEAR	46,014		$179,701	80		$778	45,934		$178,923
OPTIONS EXERCISED	228		899	–		–	228		899
PRIVATE PLACEMENT	58		556	–		–	58		556
SHARES PURCHASED	–		–	366		3,342	(366)		(3,342)
CANCELLED SHARES	(405)		(1,585)	(405)		(3,788)	-		2,203
END OF YEAR	45,895		$179,571	41		$332	45,854		$179,239

During the three month period ended March 31, 2007, the Company purchased 620,600 of its own common shares for costs totalling $4,967,719 pursuant to its normal course issuer bid. During the same period 407,000 of these common shares, as well as 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $1,803,133 being recorded as a charge to deficit.

C) STOCK OPTIONS

Under the Company's stock option plan there were 4,103,000 options outstanding at March 31, 2007 with a weighted-average price of $10.41. Of the options outstanding, 3,372,250 options were exercisable with a weighted-average price of $10.79

	For the Three Months Ended
			March 31, 2007
	Number of		Weighted-
	Shares		Average
	(000	’s)	Exercise Price
OUTSTANDING AT BEGINNING OF PERIOD	4,088		$13.19
GRANTED	1,121		$7.98
EXERCISED/CANCELLED	(1,106)		$18.19
OUTSTANDING AT END OF PERIOD	4,103		$10.41
EXERCISABLE AT END OF PERIOD	3,372		$10.79

19       Southwestern Resources Corp.

D) STOCK-BASED COMPENSATION

As a result of stock options vesting during the three month period ended March 31, 2007, and the amortization of previous grants, the Company recorded $2,417,262 (March 31, 2006 – $2,500,611) as stock-based compensation expense, and included an equivalent amount in contributed surplus. Of the total stock-based compensation expense, $469,521 (March 31, 2006 – $899,185) was included in office salaries, $1,240,563 (March 31, 2006 – $437,482) in general exploration, and $707,178 (March 31, 2006 – $1,163,944) in consulting fees. The stock-based compensation value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $3.41 (March 31, 2006 – $6.00) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 54% (March 31, 2006 - 54%); risk-free interest rate of 4.0% (March 31, 2006 – 4.0%); and expected life of 3.5 years (March 31, 2006 – 3.5 years).

As a result of stock options granted by Zincore Metals Inc. (“Zincore”), a total of $335,901 (March 31, 2006 - $nil) was also included in expenditures during the period.

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

E) CONTRIBUTED SURPLUS

For the Three Months Ended		For the Year Ended
	March 31, 2007	December 31, 2006
BALANCE, BEGINNING OF PERIOD	$23,590	$20,115
STOCK-BASED COMPENSATION	2,417	4,855
CANCELLED SHARES	–	(1,290)
STOCK OPTIONS EXERCISED	–	(309)
STOCK OPTIONS GRANTED BY SUBSIDIARY	169	219
BALANCE, END OF PERIOD	$26,176	$23,590

F) ACCUMULATED OTHER COMPREHENSIVE INCOME

For the Three Months Ended
March 31, 2007
BALANCE AT DECEMBER 31, 2006	$–
ADJUSTMENT FOR CUMULATIVE UNREALIZED GAINS
ON AVAILABLE-FOR-SALE INVESTMENTS AT TRANSITION
DATE ON JANUARY 1, 2007	3,428
REALIZED GAIN ON SALE OF AVAILABLE-FOR-SALE INVESTMENT	(1,605)
UNREALIZED GAINS ON AVAILABLE-FOR-SALE INVESTMENTS	1,151
BALANCE, AT MARCH 31, 2007	$2,974

7. RELATED PARTY TRANSACTIONS

During the three month period ended March 31, 2007, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $132,650 (March 31, 2006 - $126,750). The Company received management fees, which are recorded as other income, totalling $19,500 (March 31, 2006 – $18,000) from Superior and Lake Shore. These are companies which are related by way of directors in common and/or by way of a management services agreement. There was also an amount of $24,050 (December 31, 2006 - $5,669) due to Southwestern from the above mentioned companies at March 31, 2007.

Southwestern Resources Corp.        20

All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

8. SEGMENTED INFORMATION INDUSTRY INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

GEOGRAPHIC INFORMATION

The Company's only sources of revenue for the three month period ended March 31, 2007 arose from interest earned on corporate cash reserves and management fees. The Company has non-current assets in the following geographic locations:

	March 31, 2007	December 31, 2006
CHINA	$39,298	$37,652
PERU	15,931	13,694
CANADA	6,582	4,656
	$61,811	$56,002

9. GENERAL AND ADMINISTRATIVE

Three Months Ended		Three Months Ended
	March 31, 2007	March 31, 2006
CONSULTING	$1,227	$1,468
SHAREHOLDER INFORMATION	250	177
OFFICE	407	260
LEGAL AND ACCOUNTING	120	126
TRAVEL	44	87
SALARIES AND BENEFITS	807	1,128
TOTAL	$2,855	$3,246

10. NON-CONTROLLING INTEREST

At March 31, 2007 the Company's non-controlling interest in Zincore was comprised of the following:

Three Months Ended		Year Ended
	March 31, 2007	December 31, 2006
BALANCE, BEGINNING OF PERIOD	$10,627	$–
CREATION OF NON-CONTROLLING INTEREST DUE TO SALE	–	10,844
OF SHARES BY SUBSIDIARY
SHARE OF STOCK OPTIONS GRANTED	167	215
SHARE OF NET LOSS OF SUBSIDIARY FOR PERIOD	(434)	(432)
BALANCE, END OF PERIOD	$10,360	$10,627

21       Southwestern Resources Corp.

11. SUPPLEMENTAL CASH FLOW INFORMATION

In March 2006 the Company received 444,444 common shares of Superior in settlement of a note receivable valued at $200,000.

12. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

13. SUBSEQUENT EVENT

In April 2007 the Company sold 500,000 common shares of Zincore for gross proceeds of $350,000. As a result of this transaction the Company’s 50.4% interest in Zincore was reduced to 49.7% . Effective April 2007 the Company will account for its investment in Zincore using the equity method of accounting as the Company no longer controls Zincore but has significant influence.

Southwestern Resources Corp.        22

Suite 1650
701 West Georgia Street
PO Box 10102
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 669 2525
Fax 604 688 5175

www.swgold.com
info@swgold.com

SOUTHWESTERN RESOURCES CORP.
SWG | TSX